Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Benson Hill, CropTrak Collaborate to Leverage Agronomic Insights for Greater Sustainability and Product Innovation

Benson Hill farmers using CropTrak’s cloud technology solution to seamlessly track agronomic information, improve farmer profitability and deliver validated ESG metrics

ST. LOUIS, MO – September 1, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”) a food tech company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today announced a relationship with CropTrak, a cloud technology solutions company digitally connecting global food companies’ entire supply chains to ensure efficiency and transparency. The collaboration allows Benson Hill to accelerate collection of agronomic data to improve product performance and farm sustainability.

Benson Hill is shaping the future of food by taking an integrated approach to the food value chain. Beginning with the seed, the Company links farmers with consumer-driven food trends and markets. The CropTrak relationship provides the technological infrastructure to accelerate this connection and further positions Benson Hill as a leader, providing the ingredients needed to deliver more healthy and sustainable food and feed products.

“Our collaboration with CropTrak accelerates in-depth agronomic data collection from our farmer partners, increasing our ability to benchmark and provide verifiable sustainability metrics to our customers and other stakeholders,” said Jason Bull, Chief Technology Officer of Benson Hill. “With this technology infrastructure, we will work to strengthen our CropOS® data library, continue to increase profitability for our partner farmers and build valuable ESG metrics for our food company customers, while also enhancing transparency and traceability across the supply chain.”

The CropTrak platform increases the efficiency to geo-locate acres contracted by Benson Hill, collect soil samples and measure protein content, and seamlessly uploads holistic data directly from existing farm management information systems and equipment. The information is delivered to CropOS®, Benson Hill’s technology platform that combines data analytics and artificial intelligence with plant biology and food science to produce crops that are optimized for taste and nutrition while maximizing agronomic performance and assisting in the assessment of sustainability impacts on the farm.

“By digitally enabling and connecting an entire supply chain management process, food companies can more seamlessly weave together the story of their product and certification to defend against dynamic markets and environmental conditions that may affect production. We’re proud to be working together and to see Benson Hill adopt the CropTrak platform in a unique way to deliver on our shared commitment of providing safe, affordable and sustainable food,” said Aaron Hutchinson, President of CropTrak.

Through CropTrak, Benson Hill will have the capability to recommend, measure and assess farmer conservation and regenerative agricultural practices such as reduced tillage, cover crops, crop rotation and irrigation methods to increase soil carbon sequestration. Through an active membership in the Ecosystem Services Market Consortium (ESMC), Benson Hill is exploring opportunities to ready its farmer partners for voluntary participation in the evolving carbon market.

“Agronomic and soil data collection is critical to measure the impact and outcomes of conservation practices on the farm. Through their collaboration with ESMC, Benson Hill is positioning its farmer partners to benefit from voluntary participation in carbon and ecosystem services markets through ESMC’s national scale market program,” said Debbie Reed, ESMC Executive Director.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

About CropTrak®

CropTrak is a cloud technology solutions company that helps multinational Food, Beverage, Agriculture, and Protein customers to increase the efficiency, effectiveness, and transparency of their supply chain management processes and systems. CropTrak’s no-code platform solution removes data silos within and between companies and suppliers to enable users – from buyers to agronomy to finance – to make decisions more seamlessly and translate carbon sequestration into a competitive advantage through highly accurate and auditable data points that can be tied to supply chain performance. More information is available at croptrak.com or on LinkedIn.

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Media Contacts
Benson Hill
Melanie Bernds
314-605-6363
mbernds@bensonhill.com
Media Kit

CropTrak

Jennifer Goldston

816-260-0040

jennifer@agtechpr.com